FLAMEL TECHNOLOGIES S.A.

EXHIBIT 99.3

Flamel Technologies Announces the License of Flamel’s Micropump Technology to TAP
Pharmaceutical Products Inc. for Lansoprazole

     Lyon, France, September 16, 2004 Flamel Technologies (NASDAQ:FLML) announced today that TAP Pharmaceutical Products Inc. (“TAP”) has licensed the worldwide rights for Flamel’s Micropump® technology, a controlled release technology for the oral administration of small molecule drugs, for potential use in the delivery of lansoprazole, the active ingredient in TAP’s product Prevacid®.

     Prevacid is the seventh largest selling drug in the United States, with 2003 sales of nearly $3.2 billion in the United States. Prevacid works by helping prevent the creation of acid in the stomach, which may cause heartburn and can lead to a condition known as acid-reflux disease, caused when stomach acid backs up into the esophagus.

     Under the terms of the license agreement, TAP will pay all costs of further development, testing, regulatory approval and marketing of the new formulation. Flamel also has the potential to earn more than $100 million of milestones and will receive royalties on sales of the product.

     Gerard Soula, PhD., founder, president and chief executive officer of Flamel, said, “We are very pleased to develop with TAP an extended release formulation of lansoprazole using our Micropump technology. This improved formulation will be investigated for providing better efficacy for patients. This is a new key opportunity for Flamel to apply its unique Micropump® technology.”

     “This collaboration represents an opportunity to potentially expand the Prevacid franchise beyond our current formulations, including Prevacid SoluTab and Prevacid IV for injection,” said Xavier Frapaise, MD, vice president of research and development for TAP Pharmaceutical Products Inc.

     The License Agreement also contemplates potential further arrangements between TAP and Flamel with respect to other proton pump inhibitors.

     Concurrently with this release, Flamel is also announcing today by separate releases two additional matters: the termination of a licensing agreement for Flamel’s Medusa® formulation of long-acting insulin with Bristol-Myers Squibb Company; and the initiation of Phase III clinical trials by GSK of a Flamel Micropump® formulation of a major drug.

     A conference call will be held at 8:00 a.m. Eastern Time on September 17, 2004 to discuss the matters contained in the three press releases. The dial-in number is 800-374-1498 (706-634-7261 from outside the USA and Canada). The pass code is 9986675.

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     Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste- masking technology for the oral administration of small molecule drugs. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins.

     TAP Pharmaceutical Products Inc., located in Lake Forest, Ill., is a joint venture between Abbott Laboratories, headquartered in Abbott Park, Ill., and Takeda Pharmaceutical Company Limited of Osaka, Japan. TAP markets Prevacid® (lansoprazole) and Lupron Depot® (leuprolide acetate for depot suspension). For more information about TAP Pharmaceutical Products Inc. and its products, visit the company’s Web site at www.tap.com.

     This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2003.